
June 27, 2022

Tony Lauro, II
Chief Financial Officer
BlockFi Inc.
201 Montgomery Street, Suite 263
Jersey City, NJ 07302

> **Re: BlockFi Inc.**
>   **Amendment No. 1 to**
>   **Application for Qualification of Indenture under**
>   **the Trust Indenture Act of 1939 on Form T-3**
>   **Filed June 24, 2022**
>   **File No. 022-29105**

Dear Mr. Lauro:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Section 307(c) of the Trust Indenture Act regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance